Snow Lake Acquires Strategic Stakes in Multiple U.S. Critical Minerals Projects

Winnipeg, Manitoba - July 22, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, provides an update on its equity investment strategy regarding North American, and in particular U.S. based, critical minerals projects that hold the potential to be fast-tracked into production, and which will benefit from new U.S. Administration policies designed to accelerate domestic U.S. production of critical minerals.

Highlights

  Uranium - Equity investment in GTi Energy Limited, which has recently announced a positive scoping study and updated resource estimate on its Lo Herma uranium project, located immediately to the south of Snow Lake's Pine Ridge uranium project in the Powder River Basin in Wyoming

  Antimony - A strategic investment in Resolution Minerals Ltd., which holds the Horse Heaven ("Horse Heaven Project") antimony/tungsten/gold project in Idaho, immediately adjacent to Perpetua Resources Corp's ("Perpetua") Stibnite Gold Project ("Stibnite Project").  The USD$2.2 billion Stibnite Project is the only domestic U.S. source of antimony that can meet U.S. defense needs for many small arms, munitions, and missile types, and which is anticipated to provide ~35% of the U.S.'s antimony requirements

  Rare Earths - An equity position in Commerce Resources Corp., which holds 100% of the Ashram rare earth elements ("REE") project in Northern Quebec, which is a globally significant REE deposit and one of the largest monazite-mineralized carbonatite REE deposits in the world

  Unprecedented U.S. Government, Industry & Public Support - U.S. Government, industry, and the public, have recently demonstrated their strong support for U.S. domestic critical mineral production through the following investments in MP Materials Corp

  USD$400 million investment by the U.S. Department of Defence
  USD$500 million investment by Apple
  USD$650 million public offering

all designed to accelerate U.S. rare earth magnet independence

  Continued Search for Opportunistic Strategic Investments - Snow Lake continues its search for opportunities to acquire interests in U.S. based critical minerals projects with potential to be fast-tracked into production, which can benefit from U.S. Administration policies and funding to build out domestic supply chains of critical metals, and which hold the potential to create substantial value for Snow Lake shareholders

CEO Remarks

"We have a well-defined investment strategy to target opportunities in critical minerals projects, located primarily in the U.S., as well as in close allies and trading partners, in order to take advantage of unprecedented U.S. policies designed to build out the domestic U.S. supply chain for critical metals," said Frank Wheatley, CEO of Snow Lake.

"We see our investments in uranium powering the electrical grid needed to meet the unprecedented demand for electricity generated by the global AI arms race, our investments in antimony supplying critical metals for U.S. defense needs, and rare earths to assist in the U.S. goal of rare earth magnet independence."

Mr. Wheatley continued: "We firmly believe we are witnessing a once in a generation opportunity to align Snow Lake with U.S. strategic interests and deliver long-term shareholder value."

Snow Lake's Critical Minerals Investments

Uranium - GTi Energy Limited

Snow Lake has agreed to invest AUD$1.4million in GTi Energy's AUD$4.5 million equity financing (the "Financing") to support advancement of its 100% owned Lo Herma ISR amenable uranium project ("Lo Herma") located in the Powder River Basin in Wyoming, the leading uranium producing state in the U.S.  GTi Energy recently completed a positive scoping study (the "Scoping Study") on Lo Herma in accordance with JORC (2012)1, which is a preliminary technical and economic assessment of the potential viability of Lo Herma.  For more information on the scoping study, see GTi Energy's ASX Announcement dated June 5, 20252

The Scoping Study contemplated an ISR operation with a central processing plant, a JORC (2012) resource estimate of 8.7Mlbs U3O8, a 7-year mine life, an annual production target of 800,000 lbs U3O8 ,with an NPV of A$100 million and a pre-tax IRR of 56%.  Lo Herma is one of the more advanced development stage uranium projects in the Powder River Basin, and further development holds the potential to increase the uranium production profile of the Powder River Basin in Wyoming.  The Financing provides GTi Energy with the financial runway to advance Lo Herma through the next phase of drilling and fieldwork, aimed at expanding and upgrading the project's mineral resource base

Antimony - Resolution Minerals Ltd.

Snow Lake has recently acquired a strategic stake exceeding 5% in Resolution Minerals Ltd. ("RML").  RML holds the Horse Heaven Project in Idaho, directly bordering Perpetua's fully federally permitted Stibnite Gold-Antimony Project.

The Horse Heaven Project is a historical tungsten and antimony mine, producing those minerals during WWI, WWII, and the Korean War.  The geology of the Horse Heaven Project is similar to that of the Stibnite Project, with geochemical soil signatures similar in size, share and values.  A drill program planned to begin in August 2025 is fully permitted.

1 The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("the JORC Code") 2012 edition.

2 https://wcsecure.weblink.com.au/pdf/GTR/02953873.pdf

Perpetua's Stibnite Project

Perpetua's Stibnite Project is projected to be one of the highest-grade open-pit gold mines in the U.S., with gold reserves of approximately 4.8 million ounces, and is expected to produce approximately 450,000 ounces of gold annually over its first four years of production.

Additionally, the Stibnite Project holds an estimated 148-million-pound antimony reserve - the only identified antimony reserve in the U.S. and one of the largest reserves outside of Chinese control.  It is estimated the Stibnite Project could meet about 35% of U.S. antimony demand during its initial six years of production, based on the 2023 USGS antimony commodity summary.  Antimony is classified as a critical mineral essential for technology, defense, and energy applications.  In late 2024, China, which accounts for nearly half of global antimony production, cut off global antimony exports, including to the U.S.  Developing a domestic source of antimony through the Stibnite Project can help bolster America's strategic mineral security and independence.

Perpetua has received all federal permits required to commence construction.  It is currently in the process of finalizing all state permits and securing project financing to begin construction. Perpetua recently closed its USD$425 million equity financing, which together with debt financing from Export-Import Bank of the United States, and royalty financing, should provide Perpetua with sufficient capital to fund the USD$2.2 billion construction cost.

Rare Earths - Commerce Resources Corp.

Snow Lake holds a cornerstone investment in Commerce Resources Corp ("Commerce"), which Commerce will use to advance its Ashram Rare Earth and Fluorspar Project in Quebec (the "Ashram Project") the largest undeveloped rare earths project in North America.

Snow Lake has invested C$1.1million in Commerce's C$2.2 million secured convertible note financing (the "Convertible Note Financing") to support advancement of the Ashram Project and Commerce's strategic merger with Mont Royal Resources Limited.

Commerce owns 100% of the Ashram Project and it is one of the world's largest monazite-dominant carbonatite-hosted rare earth elements deposits with a NI 43-101 resource of 204.3 million tonnes averaging ~1.94% Total Rare Earth Oxides (TREO).  (73.2 million indicated tonnes averaging 1.89% TREO and 131.1 million inferred tonnes at 1.98% TREO).

Ashrams' mineralogy enables high-grade concentrate production at high recovery rates, a rare technical advantage that aligns it with the capabilities of current global producers.3  Commerce also owns 100% of the Eldor Niobium Project, located immediately adjacent to the south-east of the Ashram Project, and which is considered to be an advanced exploration stage project.  As of the date of the merger agreement between Commerce and Mont Royal Resources Limited ("Mont Royal") (before taking into account the capital raise by Mont Royal and the Convertible Note Financing), the existing shareholders of Commerce and shareholders of Mont Royal will own 85.3% and 14.7%, respectively, of the outstanding shares of Mont Royal following completion of the merger

3 Due to its simple gangue and well-understood rare earth mineralogy, the Ashram Deposit is able to produce high-grade mineral concentrates at high recovery (>40% TREO at >75% recovery), in line with active global producers. - https://commerceresources.com/projects/the-ashram-rare-earth-element-and-fluorspar-deposit/

Unprecedented U.S. Government, Industry & Public Support for Critical Minerals

Throughout the first six months of the current U.S. Administration's term, it has issued a number of executive orders that directly support the development of nuclear energy, and the domestic production of critical minerals.

Following on these executive orders, the U.S. Government, industry and the investing public, have recently demonstrated their extremely strong support for U.S. domestic critical mineral production through a series of recent investments in MP Materials Corp ("MP").  These investments in MP include:

  USD$400 million investment by the U.S. Department of Defence
  USD$500 million investment by Apple
  USD$650 million public offering

These investments in MP are designed to facilitate the domestic production of permanent rare earth magnets in order to reduce the U.S.'s dependence on China for both rare earths and magnets, and move the U.S. closer to magnet independence.  Apple's investment in MP highlights industry's support to diversify their global supply chains, and the public's support of MP's recent public offering demonstrates the belief in the ability of MP to deliver long-term shareholder value.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy